Filed pursuant to Rule 424(b)(3)
File No. 333-236574

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 1, 2020, as supplemented
by the Prospectus Supplement dated June 4, 2020,
the Prospectus Supplement dated August 7, 2020,
the Prospectus Supplement dated November 6, 2020,
the Prospectus Supplement dated February 5, 2021,
the Prospectus Supplement dated August 11, 2021,
the Prospectus Supplement dated November 4, 2021,
the Prospectus Supplement dated February 7, 2022,
the Prospectus Supplement dated May 18, 2022,
the Prospectus Supplement dated August 5, 2022,
the Prospectus Supplement dated September 9, 2022,
the Prospectus Supplement dated November 9, 2022 and
the Prospectus Supplement dated February 7, 2023)

May 19, 2023

Oxford Lane Capital Corp.

$750,000,000
Common Stock

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated June 1, 2020 (the “Base Prospectus”) as supplemented by the prospectus supplement dated June 4, 2020 (the “June 2020 Prospectus Supplement”), the prospectus supplement dated August 7, 2020 (the “August 2020 Prospectus Supplement”), the prospectus supplement dated November 6, 2020 (the “November 2020 Prospectus Supplement”), the prospectus supplement dated February 5, 2021 (the “February 2021 Prospectus Supplement”), the prospectus supplement dated August 11, 2021 (the “August 2021 Prospectus Supplement”), the prospectus supplement dated November 4, 2021 (the “November 2021 Prospectus Supplement”), the prospectus supplement dated February 7, 2022 (the “February 2022 Prospectus Supplement”), the prospectus supplement dated May 18, 2022 (the “May 2022 Prospectus Supplement”), the prospectus supplement dated August 5, 2022 (the “August 2022 Prospectus Supplement”), the prospectus supplement dated September 9, 2022 (the “September 2022 Prospectus Supplement”), the prospectus supplement dated November 9, 2022 (the “November 2022 Prospectus Supplement”) and the prospectus supplement dated February 7, 2023 (the “February 2023 Prospectus Supplement” and, together with the June 2020 Prospectus Supplement, the August 2020 Prospectus Supplement, the November 2020 Prospectus Supplement, the February 2021 Prospectus Supplement, the August 2021 Prospectus Supplement, the November 2021 Prospectus Supplement, the February 2022 Prospectus Supplement, the May 2022 Prospectus Supplement, the August 2022 Prospectus Supplement, the September 2022 Prospectus Supplement and the November 2022 Prospectus Supplement, the “Prior Prospectus Supplements”, and together with this prospectus supplement and the Base Prospectus, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. (the “Company”) in an “at-the-market” offering pursuant to an Amended and Restated Equity Distribution Agreement dated September 9, 2022 (the “Amended Equity Distribution Agreement”) with Ladenburg Thalmann & Co. Inc. (the “Distribution Agent”). The Company’s investment adviser, Oxford Lane Management, LLC (the “Adviser”), has agreed to pay to the Distribution Agent, if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

This prospectus supplement supersedes the Prior Prospectus Supplements to the extent it contains information that is different from or in addition to the information in the Prior Prospectus Supplements. Unless otherwise indicated, all other information included in the Prior Prospectus Supplements that is not inconsistent with the information set forth in this prospectus supplement remains unchanged.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus and in our subsequent filings with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From June 4, 2020 to May 18, 2023, we sold a total of 86,193,528 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $564.3 million and net proceeds were approximately $557.5 million, after deducting the sales agent’s commissions and offering expenses.

APRIL 2023 FINANCIAL UPDATE

On May 18, 2023, we announced the following net asset value (“NAV”) estimate as of April 30, 2023.

●	Management’s unaudited estimate of the range of the NAV per share of our common stock as of April 30, 2023 is between $4.56 and $4.66. This estimate is not a comprehensive statement of our financial condition or results for the month ended April 30, 2023. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ending June 30, 2023 may differ materially from this estimate, which is given only as of April 30, 2023.

●	As of April 30, 2023, the Company had approximately 173.6 million shares of common stock issued and outstanding.

The fair value of the Company’s portfolio investments may be materially impacted after April 30, 2023 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are impacted by market volatility in the U.S. or worldwide, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments. Investing in our securities involves a number of significant risks. For a discussion of the additional risks applicable to an investment in our securities, please refer to the section titled “Risk Factors” in our prospectus and the note titled “Risks and Uncertainties” in our most recent annual report or semi-annual report, as applicable.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.’s management.  PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data.  Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference relates to the Company’s previously issued financial statements. It does not extend to the preliminary financial data and should not be read to do so.

FOURTH QUARTER FINANCIAL HIGHLIGHTS

●	On May 10, 2023, our Board of Directors declared the following distributions on our common stock, representing an increase of 6.7% from our previous monthly distribution rate:

Month Ending	Record Date	Payment Date	Amount Per Share
July 31, 2023	July 17, 2023	July 31, 2023	$0.08
August 31, 2023	August 17, 2023	August 31, 2023	$0.08
September 30, 2023	September 15, 2023	September 29, 2023	$0.08

●	Net asset value (“NAV”) per share as of March 31, 2023 stood at $4.61, compared with a NAV per share on December 31, 2022 of $4.63.

●	Net investment income (“NII”), calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), was approximately $37.4 million, or $0.22 per share, for the quarter ended March 31, 2023.

●	Our core net investment income (“Core NII”) was approximately $37.5 million, or $0.22 per share, for the quarter ended March 31, 2023.

o	Core NII represents NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our collateralized loan obligation (“CLO”) equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

o	We emphasize that our taxable income may differ materially from our GAAP NII and/or our Core NII, and that neither GAAP NII nor Core NII should be relied upon as indicators of our taxable income.

●	Total investment income for the quarter ended March 31, 2023 amounted to approximately $66.5 million, which represented a decrease of approximately $1.2 million from the quarter ended December 31, 2022.

o	For the quarter ended March 31, 2023 we recorded investment income from our portfolio as follows:

◾	Approximately $62.8 million from our CLO equity and CLO warehouse investments, and

◾	Approximately $3.6 million from our CLO debt investments and other income.

●	Our total expenses for the quarter ended March 31, 2023 were approximately $29.0 million, compared with total expenses of approximately $26.2 million for the quarter ended December 31, 2022.

●	As of March 31, 2023, the following metrics applied (note that none of these metrics represented a total return to shareholders):

o	The weighted average yield of our CLO debt investments at current cost was 18.0%, up from 16.6% as of December 31, 2022.

o	The weighted average effective yield of our CLO equity investments at current cost was 15.8%, up from 15.7% as of December 31, 2022.

o	The weighted average cash distribution yield of our CLO equity investments at current cost was 16.5%, down from 18.6% as of December 31, 2022.

●	For the quarter ended March 31, 2023, we recorded a net increase in net assets resulting from operations of approximately $29.0 million, or $0.17 per share, comprised of:

o	NII of approximately $37.4 million;

o	Net realized losses of approximately $4.9 million; and

o	Net unrealized depreciation of approximately $3.5 million.

●	During the quarter ended March 31, 2023, we made additional investments of approximately $117.4 million, and received approximately $24.8 million from sales and repayments of our CLO investments.

●	For the quarter ended March 31, 2023, we issued a total of approximately 3.9 million shares of common stock pursuant to an “at-the-market” offering. After deducting the sales agent’s commissions and offering expenses, this resulted in net proceeds of approximately $22.6 million. The common stock issuance resulted in net accretion to shareholders of approximately $0.03 per share of NAV for the quarter. As of March 31, 2023, we had approximately 172.1 million shares of common stock outstanding.

●	On May 10, 2023, our Board of Directors declared the required monthly dividends on our 6.75% Series 2024 Term Preferred Shares, 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares, and 7.125% Series 2029 Term Preferred Shares as follows:

Preferred Shares Type	Per Share Dividend Amount Declared	Record Dates	Payment Dates
6.75% - Series 2024	$ 0.14062500	June 16, 2023, July 17, 2023, August 17, 2023	June 30, 2023, July 31, 2023, August 31, 2023
6.25% - Series 2027	$ 0.13020833	June 16, 2023, July 17, 2023, August 17, 2023	June 30, 2023, July 31, 2023, August 31, 2023
6.00% - Series 2029	$ 0.12500000	June 16, 2023, July 17, 2023, August 17, 2023	June 30, 2023, July 31, 2023, August 31, 2023
7.125% - Series 2029	$ 0.14843750	June 16, 2023, July 17, 2023, August 17, 2023	June 30, 2023, July 31, 2023, August 31, 2023

In accordance with their terms, each of the 6.75% Series 2024 Term Preferred Shares, 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares, and 7.125% Series 2029 Term Preferred Shares will pay a monthly dividend at a fixed rate of 6.75%, 6.25%, 6.00% and 7.125%, respectively, of the $25.00 per share liquidation preference, or $1.6875, $1.5625, $1.5000 and $1.78125 per share per year, respectively. This fixed annual dividend rate is subject to adjustment under certain circumstances, but will not, in any case, be lower than 6.75%, 6.25%, 6.00% and 7.125% per year, respectively, for each of the 6.75% Series 2024 Term Preferred Shares, 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares and 7.125% Series 2029 Term Preferred Shares.

Supplemental Information Regarding Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our CLO equity investments. Oxford Lane’s management uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of Oxford Lane’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).

Furthermore, in order for the Company to continue qualifying as a regulated investment company for tax purposes, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. While Core NII may provide a better indication of our estimated taxable income than GAAP NII during certain periods, we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

The following table provides a reconciliation of GAAP NII to Core NII for the three months ended March 31, 2023:

	Three Months Ended
	March 31,2023
		Per Share
	Amount	Amount
GAAP net investment income	$37,415,934	$0.22
CLO equity adjustments	41,325	0.00
Core net investment income	$37,457,259	$0.22

UPDATE TO “AT-THE-MARKET” OFFERING

Effective May 17, 2023, all references to the Distribution Agents shall be deemed to refer only to Ladenburg Thamann & Co. Inc. unless otherwise stated in this prospectus supplement or unless context requires otherwise.

PLAN OF DISTRIBUTION

The Distribution Agent is acting as our sales agent in connection with the offer and sale of shares of our common stock pursuant to the Prospectus. Upon written instructions from us, the Distribution Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell, as our sales agent, our common stock under the terms and subject to the conditions set forth in our Amended Equity Distribution Agreement with Ladenburg Thalmann & Co. Inc. dated September 9, 2022. From June 4, 2020 to May 18, 2023, we sold a total of 86,193,528 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $564.3 million and net proceeds were approximately $557.5 million, after deducting the sales agent’s commissions and offering expenses. We paid Ladenburg Thalmann & Co. Inc. an aggregate agent fee of approximately $5.6 million in connection with such sales.

We will instruct the Distribution Agent as to the amount of common stock to be sold by it. We may instruct the Distribution Agent not to sell common stock if the sales cannot be effected at or above the price designated by us in any instruction. The sales price per share of our common stock offered by the Prospectus, less the Distribution Agent’s commissions, will not be less than the net asset value per share of our common stock at the time of such sale. We or the Distribution Agent may suspend the offering of shares of common stock upon proper notice and subject to other conditions.

Sales of our common stock, if any, under the Prospectus may be made in privately negotiated transactions or transactions that are deemed to be “at the market,” as defined in Rule 415 under the Securities Act, including sales made directly on the NASDAQ Global Select Market or similar securities exchange or sales made to or through a market maker other than on an exchange at prices related to the prevailing market prices or at negotiated prices.

The Distribution Agent will provide written confirmation of a sale to us no later than the opening of the trading day on the NASDAQ Global Select Market following each trading day in which shares of our common stock are sold under the Amended Equity Distribution Agreement. Each confirmation will include the number of shares of common stock sold on the preceding day, the net proceeds to us and the compensation payable by us to the Distribution Agent in connection with the sales.

The Distribution Agent will receive a commission from us equal to the lesser of (i) 2.0% of the gross sales price per share from such sale or (ii) the difference between the gross sale price per share from such sale and the amount the Company, in its sole discretion, determines to be its minimum net amount, with respect to any shares of our common stock sold through the Distribution Agent under the Amended Equity Distribution Agreement. Oxford Lane Management has agreed to pay to the Distribution Agent, if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by us in this offering such that the net proceeds per share received by us (before expenses) are not below our then current net asset value per share. We estimate that the total expenses for the offering, excluding compensation payable to the Distribution Agent under the terms of the Amended Equity Distribution Agreement, will be approximately $337,500.

Settlement for sales of shares of common stock will occur on the second trading day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made, or on some other date that is agreed upon by us and the Distribution Agent in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

We will report at least quarterly the number of shares of our common stock sold through the Distribution Agent under the Amended Equity Distribution Agreement and the net proceeds to us.

In connection with the sale of the common stock on our behalf, the Distribution Agent may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the Distribution Agent may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Distribution Agent against certain civil liabilities, including liabilities under the Securities Act.

The offering of our shares of common stock pursuant to the Amended Equity Distribution Agreement will terminate upon the earlier of (i) the sale of the dollar amount of common stock subject to the Amended Equity Distribution Agreement or (ii) the termination of the Amended Equity Distribution Agreement. The Amended Equity Distribution Agreement may be terminated by us in our sole discretion with respect to the Distribution Agent under the circumstances specified in the Amended Equity Distribution Agreement by giving notice to the Distribution Agent. In addition, the Distribution Agent may terminate its participation in the Amended Equity Distribution Agreement under the circumstances specified in the Amended Equity Distribution Agreement by giving notice to us.

Potential Conflicts of Interest

The Distribution Agent and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Distribution Agent and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses, including acting as underwriters for our securities offerings. In the ordinary course of its various business activities, the Distribution Agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers and such investment and securities activities may involve securities and/or instruments of our company. The Distribution Agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The principal business address of Ladenburg Thalmann & Co. Inc. is 277 Park Avenue, 26th Floor, New York, NY 10172.